Eric D. Tanzberger
Senior Vice President / Chief Financial Officer and Treasurer
July 29, 2010
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
RE:	SEC Comment Letter dated July 20, 2010 related to Service Corporation International’s Form 10-K for the fiscal year ended December 31, 2009 filed February 26, 2010 and the Definitive Proxy Statement filed on April 1, 2010

File No. 001-6402
Dear Mr. Spirgel:
This letter responds to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated July 20, 2010 with respect to the above referenced filings.
Included in this letter, is our response to question number one which we will incorporate within our second quarter 2010 Form 10-Q which we expect to file on Friday, July 30, 2010. We intend to submit our remaining three responses on or before Wednesday, August 18, 2010, per our telephone discussion with the Staff on Friday, July 23, 2010.
We hope this letter is responsive to your comment and request for information. If the response provided in this letter is not deemed adequate to answer the Staff’s comment, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time.
For your convenience, our response is prefaced by the Commission’s comments in bold text.
1.	We note your statement on page 24 that you believe your cash on hand, future cash flows and capacity under your credit facility will be adequate to meet your financial obligations over the next 12 months. Provide a discussion in future filings of your plans to meet your long-term liquidity needs. Please note that we consider
SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-7768 • FAX (713) 525-7581

“long-term” to be the period in excess of the next 12 months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960. Such discussion should quantify the amount of outstanding debt the company will assume in connection with the acquisition of Keystone as well as the costs associated with your expansion of Dignity Memorial, Dignity Planning and the launch of DignityMemorial.com.
Response: The Company will revise its disclosure in future filings to reflect our plan to meet our long term liquidity needs greater than 12 months. Generally the disclosure will be as follows:
We believe that our cash on hand, future operating cash flows, and the available capacity under our bank credit facility will give us adequate liquidity to meet our short-term needs as well as our long-term financial obligations.
While the Company has no significant debt maturities until November 2013, we have chosen to make open market debt repurchases when it is opportunistic to do so relative to other capital deployment opportunities. During 2009 and 2010, we bought our debt securities in the open market totaling $91 million and $23 million respectively.
As a result of the acquisition of Keystone in March 2010, we incurred $150 million of new debt and we also refinanced Keystone debt of approximately $81 million which was settled in cash concurrent with the acquisition closing. We do not believe this additional acquisition related debt of $150 million added meaningfully to our long term debt obligations as the repurchases in 2009 of $91 million were completed partly in anticipation of this acquisition related debt.
Our bank credit facility expires in November 2013 and we believe we will be able to successfully renew this at the appropriate time. Our long term liquidity profile assumes that we will have access to the capital markets to refinance our long term debt if, and when, we choose to do so. The Company has a relatively consistent annual cash flow stream which is generally resistant to down economic cycles. This cash flow stream is available to substantially reduce our long-term debt maturities should we choose to do so. Furthermore, the Company’s capital expenditures are generally discretionary in nature and can be managed based on the availability of operating cash flow.
From time to time we have business growth initiatives such as Dignity Memorial, Dignity Planning, and DignityMemorial.com. These growth initiatives are generally not capital intensive. As such, we plan to fund these initiatives using our cash flow from operations. Additionally, we do not believe that these aforementioned initiatives materially impact our short term or long term liquidity needs.

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In connection with our response to your comment we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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We hope this letter is responsive to your comment and request for information. We would like to again emphasize that the Company’s goal is to resolve comments in a timely manner that is acceptable to the Staff.

Sincerely,
/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President, Chief Financial Officer and Treasurer

cc:	PricewaterhouseCoopers LLP Members of the SCI Audit Committee of the Board of Directors Members of the SCI Compensation Committee of the Board of Directors Members of the SCI Disclosure Committee